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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.:  *

Name of Issuer:  Angeles Mortgage Investment Trust

Title of Class of Securities:  Class A Shares,, $1.00 par value

CUSIP Number:  034638106

          (Name, Address and Telephone Number of Person
       Authorized To Receive Notices and Communications)

     Tom Laug, c/o Fusion Capital Management Inc., 237 Park
  Avenue, Suite 801, New  York, New York 10012; (212) 808-3756

     (Date of Event which Requires Filing of this Statement)

                       September 17, 1997

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No.: 034638106

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Wayne M. Cooperman

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         United States

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:



8.  Shared Voting Power:

         135,000

9.  Sole Dispositive Power:



10. Shared Dispositive Power:

         135,000

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         135,000

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares



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13. Percent of Class Represented by Amount in Row (11)

         5.16%

14. Type of Reporting Person

         IN














































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CUSIP No.:  034638106

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Ricky C. Sandler

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         United States

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:



8.  Shared Voting Power:

         135,000

9.  Sole Dispositive Power:



10. Shared Dispositive Power:

         135,000

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         135,000

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares



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13. Percent of Class Represented by Amount in Row (11)

         5.16%

14. Type of Reporting Person

         IN














































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The purpose of this Schedule 13D is to report the ownership of
Wayne M. Cooperman and Ricky C. Sandler (the "Reporting Persons") in the Class A Shares, $1.00 par value (the "Shares"), of Angeles
Mortgage Investment Trust (the "Issuer").

Item 1.  Security and Issuer

         The title of the class of equity securities to which this statement relates is: Class A Shares, $1.00 par value, of Angeles Mortgage Investment Trust.

         The name and address of the principal executive and business office of the Issuer is:

         Angeles Mortgage Investment Trust
         340 N. Westlake Blvd.
         Suite 230
         Westlake Village, California 91362-3761

Item 2.  Identity and Background

         This statement is being filed on behalf of the Reporting Persons. The Reporting Persons are the general partners of Fusion Partners, L.P., a Delaware limited partnership (the "Partnership"). In addition, the Reporting Persons own and are the principals of Fusion Capital Management Inc., which is the Investment Manager of Fusion Offshore Fund Limited, a British Virgin Islands corporation (the "Offshore Fund").

         Neither of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Neither of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         The Reporting Persons are citizens of the United States of America.


Item 3.  Source and Amount of Funds or Other Consideration

         As of the date hereof, the Reporting Persons are deemed to beneficially own 135,000 Shares. An aggregate of 135,000 Shares are held by the Partnership and the


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         Offshore Fund.  All the Shares were purchased in open
         market transactions. The Shares were purchased for an aggregate purchase price of $2,011,175. The funds for the purchase of the Shares held in the Partnership and the Offshore Fund have come from the working capital of the Partnership and the Offshore Fund. No leverage was used to purchase any of the Shares.

Item 4.  Purpose of Transactions

         The Shares beneficially owned by the Reporting Persons were acquired for, and are being held for, investment purposes. The Reporting Persons have no plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to
         Schedule 13D.

Item 5.  Interest in Securities of Issuer

         As of the date hereof, the Reporting Persons are deemed to be the beneficial owners of 135,000 Shares. Based on the Issuer's filing on Form 10-Q on August 8, 1997, as of July 1, 1997 there were 2,617,000 Shares outstanding. Therefore, the Reporting Persons are deemed to beneficially own 5.16% of the outstanding Shares. The Reporting Persons share the power to vote, direct the vote, dispose of or direct the disposition of all the Shares that they are deemed to beneficially own. All transactions in the Shares effected by the Reporting Persons during the sixty days prior to September 17, 1997 through the date of this filing were effected in open-market transactions and are set forth in Exhibit B hereto.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

         The Reporting Persons have no contract, arrangement, understanding or relationship with any person with respect to the Shares.

Item 7.  Material to be Filed as Exhibits

         1. An agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is filed herewith as Exhibit A.

         2. A description of the transactions in the Shares that were effected by the Reporting
              Persons during the 60 days prior to


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              September 17, 1997 through the date of this
              filing is filed herewith as Exhibit B.



















































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         Signature

         The undersigned, after reasonable inquiry and to

the best of their knowledge and belief, certify that the

information set forth in this statement is true, complete

and correct.




                                 /s/ Wayne M. Cooperman
                             _________________________________
                             Wayne Cooperman


                                /s/ Ricky C. Sandler
                             _________________________________
                             Ricky Sandler

September 29, 1997






























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                                                        Exhibit A





                         AGREEMENT

         The undersigned agree that this Schedule 13D dated

September 29, 1997 relating to the Class A Shares of Angeles

Mortgage Investment Trust shall be filed on behalf of the

undersigned.


                                  /s/ Wayne M. Cooperman
                             _________________________________
                             Wayne Cooperman


                                  /s/ Ricky C. Sandler
                             _________________________________
                             Ricky Sandler




























01181001.AI8



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                                                        Exhibit B


                    SCHEDULE OF TRANSACTIONS

  Date          Shares Purchased          Price Per Share
  ____      ________________________     _________________

7/24/97                 600                   $15.1458
7/25/97                 500                    15.25
7/31/97                 200                    15.25
8/1/97                  200                    15.25
8/4/97                  500                    15.25
8/5/97                4,100                    15.2195
8/21/97               2,000                    15.25
8/22/97                 700                    15.25
9/17/97              10,000                    16
9/18/97                 200                    15.875



































01181001.AI8